Neil M. Goodman Neil.Goodman@aporter.com +1 202.942.5191 +1 202.942.5999 Fax 601 Massachusetts Ave., NW Washington, DC 20001-3743

April 11, 2016

VIA E-MAIL

Folake Ayoola

Senior Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, DC 20549

Re:	CNL Healthcare Properties, Inc.
Preliminary Proxy Statement (File No. 000-54685)
Filed March 22, 2016

Dear Ms. Ayoola:

On behalf of CNL Healthcare Properties, Inc. (the “Company”), we are writing to respond to the Staff’s comments in its correspondence dated March 30, 2016 relating to the above-referenced Preliminary Proxy Statement. To facilitate your review, we have reproduced the Staff’s comments below, along with the Company’s responses.

Item 2 - Amendments of the Articles of Incorporation, p. 20

1.	We note the four proposals regarding amendments to your charter. Please revise to unbundle any matters that substantively affect shareholder rights or, alternatively, tell us how you determined that bundling the amendments into four proposals was appropriate, including explaining how you considered whether each matter substantively affects shareholder rights. Refer to Exchange Act Rule 14a-4(a)(3) and Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretation Question 101.02.

Response: In response to the Staff’s comment above, the Company has unbundled the proposals included in Item 2A and deleted the proposals included in Item 2B. The Company believes that Items 2A-2D comply with Rule 14a-4(a)(3) of the proxy rules and the Compliance and Disclosure Interpretation Question 101.02.

Folake Ayoola

April 11, 2016

2.	We note your disclosure regarding amending your charter to remove certain provisions included originally to comply with NASAA Guidelines that are no longer applicable to the Company. Please tell us why you believe these provisions in your charter that are required by NASAA Guidelines are no longer applicable to you and revise your disclosure, as applicable.

Response: The Company conducted a public offering of the shares of its common stock between July 11, 2011 and September 30, 2015. During that time, the Company did not list its shares of common stock on a national securities exchange. As a result, the public offering was not exempt from state securities regulation. The Company registered its offering with the state securities administrators in each state in which it desired to offer and sell securities. Most state administrators require real estate investment trusts to comply with the standards set forth in the NASAA REIT Guidelines and include provisions in their charters that are not required by applicable state corporate law. Because the Company ceased raising capital in a primary public offering in September 2015 and does not intend to raise additional capital publicly as an unlisted company in the future, it is no longer necessary for its charter to conform to the requirements of the NASAA REIT Guidelines.

3.	Please review your disclosure to more specifically describe how each amendment affects shareholder rights, including clarifying and describing the rights that the shareholders no longer will have if such amendments are approved. For example only, we note the amendment that will remove any reference to a roll-up transaction from the charter.

Response: The Company believes that its disclosure, as revised, presents a balanced discussion of how each amendment affects shareholders’ rights and the benefits to the Company if the shareholders approve the amendments.

On behalf of the Company, we have been authorized to represent that the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, or if we can be of any further assistance, please call us at (202) 942-5191.

Sincerely,

/s/ Neil M. Goodman
Neil M. Goodman